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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                              (Amendment No. 11)


                               Frontstep, Inc.
-----------------------------------------------------------------------------
                               (Name of Issuer)


                       Common Shares, Without Par Value
-----------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 35921W 10 1
              -------------------------------------------------
                                (CUSIP Number)

                              December 31, 2002
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            (Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

    Rule 13d-1(b)
---
    Rule 13d-1(c)
---

 X  Rule 13d-1(d)
---

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO. 35921W 10 1


1)       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  Lawrence J. Fox

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
                  ---------

         (b)
                  ---------

3)       SEC Use Only


4)       Citizenship or Place of Organization

                  United States


Number of                          5)       Sole Voting Power
Shares                                               2,808,645 shares(1)
Beneficially                       6)       Shared Voting Power
Owned                                                2,839.1091 shares
by Each                            7)       Sole Dispositive Power
Reporting                                            2,811,484.1091 shares(1)(2)
Person With:                       8)       Shared Dispositive Power
                                                     0 shares

9)       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,811,484.1091 shares(1)(2)

10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) [ ]

11)      Percent of Class Represented by Amount in Row 9

                  33.0%

12)      Type of Reporting Person (See Instructions)

                  IN


                                      2

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Item 1(a).        Name of Issuer:

                  Frontstep, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  2800 Corporate Exchange Drive
                  Columbus, Ohio  43231

Item 2(a).        Name of Person Filing:

                  This Schedule 13G is filed on behalf of Lawrence J. Fox.

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  2800 Corporate Exchange Drive
                  Columbus, Ohio  43231

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Shares, Without par value

Item 2(e).        CUSIP Number:

                  35921W 10 1

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)      [ ]      Broker or dealer registered under Section 15 of the
                           Act (15 U.S.C. 78o)

         (b)      [ ]      Bank as defined in Section 3(a)(6) of the Act (15
                           U.S.C. 78c)

         (c)      [ ]      Insurance company as defined in Section 3(a)(19) of
                           the Act (15 U.S.C. 78c)

         (d)      [ ]      Investment company registered under Section 8 of
                           the Investment Company Act of 1940 (15 U.S.C.
                           80a-8)

         (e)      [ ]      An investment adviser in accordance with Section
                           240.13d-1(b)(1)(ii)(E)

         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance with Section 240.13d-1(b)(l)(ii)(F)


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         (g)      [ ]      A parent holding company or control person in
                           accordance with Section 240.13d-1(b)(1)(ii)(G)

         (h)      [ ]      A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813)

         (i)      [ ]      A church plan that is excluded from the definition
                           of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
                           80a-3)

         (j)      [ ]      Group, in accordance with Section
                           240.13d-1(b)(1)(ii)(J)


Item 4.  Ownership.

         (a)      Amount Beneficially Owned:   2,811,484.1091 shares(1)(2)

         (b)      Percent of Class: 33.0%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:

                                    2,808,645 shares(1)

                  (ii)     Shared power to vote or to direct the vote:

                                    2,839.1091 shares

                  (iii) Sole power to dispose or to direct the disposition of:

                                    2,811,484.1091 shares(1)(2)

                  (iv) Shared power to dispose or to direct the disposition of:

                                    0 shares

Item 5.  Ownership of Five Percent or Less of a Class.

                           If this statement is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable.


                                      4

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Item 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported on By the Parent Holding Company or Control Person.

                  Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.  Notice of Dissolution of Group.

                  Not Applicable.

Item 10.  Certification.

                  (a)      Not Applicable.

                  (b)      Not Applicable.


---------
(1) Includes 1,865,654 shares held directly by Mr. Fox as of December 31, 2002, 160,000 shares subject to options exercisable by Mr. Fox within 60 days of December 31, 2002, 180,000 shares subject to warrants exercisable by Mr. Fox within 60 days of December 31, 2002, and 602,991 shares subject to conversion of notes held by Mr. Fox convertible within 60 days of December 31, 2002.

(2) Includes 2,839.1091 shares held for the account of Mr. Fox in the Frontstep, Inc. 401(k) Plan.

                                      5

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                                  SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 2003


/s/ Lawrence J. Fox
--------------------------------
Lawrence J. Fox





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